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April 1, 2020

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIRCOR International, Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 25, 2020 by GAMCO Asset Management Inc., et al. (the “Proxy Statement”)
File No. 1-14962

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 30, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with GAMCO Asset Management Inc. and the other participants in its solicitation (collectively, “GAMCO”) and provide the following responses on GAMCO’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed March 25, 2020

1.	Consider providing the disclosure about the effect of abstentions and broker non-votes in the section of the proxy statement discussing each proposal to be voted upon at the Annual Meeting.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	Please revise the proxy statement to include the disclosure required by Item 23 of Schedule 14A.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 1, 2020

3.	On page 8 of the proxy statement, you describe the “overwhelming result of the [Crane} tender offer” and note that approximately 66.77% of all CIRCOR shares issued and outstanding at the time of the offer were tendered, which figure includes shares owned by Crane. We note that you sold a significant percentage of CIRCOR before its offer commenced. To balance the disclosure about the support for the Crane offer and your characterization of it as “overwhelming,” revise to include the percentage of shares owned by Crane at the time of its offer.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

4.	Provide more specifics about what actions your nominees will take, if elected, to “evaluate and execute on initiatives to enhance value.” As an example only and given your prior support for the Crane acquisition, state whether your nominees will agitate for the Board to consider a sale of CIRCOR. Describe any other actions they will encourage the Company to take with respect to its business plan and operations.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman

cc:	David Goldman, GAMCO Investors, Inc.